CLIFFORD CHANCE US LLP

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Lyn Shenk and Doug Jones, Division of Corporate Finance

June 15, 2009

Dear Mr. Shenk and Mr. Jones:

     Thank you for your letter dated May 15, 2009 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the correspondence dated March 27, 2009 of TAM S.A., TAM Linhas Aéreas S.A. and TAM Capital Inc. (the “Registrants”) related to the annual report for the year ended December 31, 2007 on Form 20-F filed on June 25, 2008 (the “2007 Annual Report”).

     This response letter is supplemental to our response letter of June 3, 2009. For your convenience, we have re-typed in italics the Staff’s comment preceding each response.

Note 29, Summary of Principal Differences, page F-47
(k) Maintenance, page F-58

1. In regard to your power by the hour (“PBTH”) engine maintenance contracts, you state in your March 27, 2009 response that the contracts contain reconciliation provisions for removal of engines from the contracts which would cause you to make payments over and above the contractual hourly payments made to the date the engines were withdrawn from the maintenance programs. As a result, you do not consider that a “full” transfer of risk occurs under these contracts and, accordingly, you recognize maintenance expense at the time the maintenance activities are actually performed by the maintenance service providers. Please note that the accounting literature for PBTH contracts does not require a “full” transfer of cost risk for transfer of risk to be considered to have taken place. Specifically, it is specified within “Trueups” in paragraph 4.87 of the AICPA Audit and Accounting Guide: Airlines (“AAG”) that for a transfer of risk to occur the service provider must absorb and receive “substantially all variability” of the cost of maintenance required under the service contract.

It does not appear that your PBTH contracts stipulate adjustments for actual cost experience by the service provider through the normal course of the contract (i.e., engines that are not early removed) or at the normal expiration of the contract. We note several provisions in your PBTH contracts that specify the basis for adjusting or repricing of rates that are charged and the reconciliation of such amounts to amounts previously paid or due in the exceptional case that engines are early removed. However, it does not appear - with the exception of a limited number of engines removable (in the limited conditions of sale, return to lessor, or a beyond economic repair determination) from one contract with no more or less than one contract-covered shop visit -that these provisions represent tree-ups to actual costs incurred by the maintenance service provider for maintenance performed or to be performed on any engine in the program, whether early removed from the maintenance program or remaining in the maintenance program after early removal of other engines from the program, or upon termination of the contract. Rather, the pricing adjustments are based on “standard” rates and charges, “current market” rates, or referenced to other fixed rates to be charged. Therefore, these adjustments are not necessarily representative of actual costs incurred by the maintenance service provider. Moreover, we identified provisions that specifically stated that “there will be no time and material charges assessed for engine off-wing maintenance” except under certain out of scope circumstances and that capped the amount of charges that may be incurred for each engine early removed from the maintenance contract that had two or more shop visits. In addition, we note that the contracts stipulate the assignment of the benefits of manufacturer warranties to the maintenance service providers. Such an assignment is inconsistent with an airline seeking to retain cost risk for maintenance.

Although you may be required to make payments over and above the contractual hourly payments made to the date that engines are early withdrawn from the maintenance programs, such additional payments are not necessarily representative of a true up to actual costs incurred by the maintenance provider for service performed on the engines removed. It appears that such additional payments may in essence represent penalties as a disincentive to early withdrawal of covered engines. Please note that in regard to the “Termination provisions” transfer of risk criterion specified in paragraph 4.87 of the AAG, it is stated therein that “a contract may reasonably provide for the successful satisfaction of each party’s obligations under the contract that had been incurred prior to the termination and penalty provisions, if appropriate, and still transfer risk.”

You have emphasized for us the escalation provisions pertaining to one of your PBTH contracts, Please note that in regard to the “Contract adjustment provisions” transfer of risk criterion specified in paragraph 4.87 of the AAG, it is stated therein that “Contracts may contain annual or periodic escalation provisions, whether tied to specified inflationary or labor indices or specifically agreed to by the parties ... and still transfer risk ...”

We believe that transfer of risk in regard to your PBTH contracts should be assessed for the entirety of each contract over its intended normal course of performance of service. In regard to engines early removed from the respective maintenance programs, the number of engines that may be so removed is limited to a minor number of engines covered by each program, and may be early removed only in certain circumstances and not solely at your discretion. This does not appear to us to be substantially sufficient so as to preclude transfer of risk to the maintenance service providers for the contracts as a whole.

Based on the above, it appears that the substance of your PBTH contracts in their intended normal course is for the maintenance providers to absorb substantially all variability of the cost of maintenance services specified under the contracts. Paragraph 4.85 of the AAG states “If the contract transfers risk, AcSEC believes the airline should recognize maintenance expense in accordance with the PBTH contract, as opposed to following its maintenance accounting policy.” That is, contractual costs for maintenance coverage should be recognized as hours are flown. Therefore, we cannot concur with your accounting for your PBTH maintenance contracts under U.S. GAAP and we believe you should revise your accounting accordingly in your fiscal year 2008 Form 20-F. To the extent that you disagree, we request that you consult with the national office of your independent auditors regarding your conclusion.

     As notified to the Staff on June 3, 2009, the Registrant has recently made a determination to adopt international financial reporting standards (IFRS) for its future Form 20-F reporting obligations, including for its Form 20-F for the year ended December 31, 2008.

     The Registrant supplementally notifies the Staff that it will accrue a liability and expense for its PBTH maintenance contracts on the basis of hours flown in its IFRS financial statements for the years ended December 31, 2008 and 2007 (which will be included as part of its Form 20-F for the year ended December 31, 2008). The Registrant and its independent auditors agree that, under IAS 37, the PBTH maintenance contracts fall within the definition of a “liability” and that, accordingly, a liability should be accrued and expensed based on hours flown.

     The Registrant confirms to the Staff that it has given significant consideration as to how to be transparent regarding the transition to IFRS financial statements, and has discussed this with its legal counsel and independent auditors. As a result, the Registrant proposes, simultaneously with the filing of its Form 20-F for the year ended December 31, 2008, to furnish a Form 6-K to the Commission that (i) clearly notifies investors that the Registrant’s Form 20-F for the year ended December 31, 2008 contains financial statements that were prepared in accordance with IFRS, as opposed to Brazilian GAAP with a US GAAP reconciliation as was the case in prior years, and (ii) contains a narrative description of significant differences between Brazilian GAAP, US GAAP and IFRS.

     The Registrant also believes it would be helpful to confirm to the Staff that, although it only recently made a determination to use IFRS financial statements in its Form 20-F for the year ended December 31, 2008, the Registrant began work internally on IFRS financial statements over a year ago, in anticipation of the upcoming requirement in its home country of Brazil to file IFRS financial statements in the future. As part of this project, the Registrant established an internal taskforce dedicated to IFRS reporting several months ago and has involved its independent auditors throughout the process.

2. The intended revised disclosure in the response to our prior comment number 1 indicates that amounts payable for PBTH engine maintenance contracts are based on hours flown. However, it is not clear as to the timing of when the payments are made. Please clarify your disclosure, indicating all applicable timing aspects of payments made and the basis for such payments so that investors may have a complete understanding of the cash flows associated with these contracts.

     The Registrant acknowledges the Staff’s comment and proposes to clarify its existing disclosure as follows (the proposed new text is underlined and bolded):

“Engine maintenance contracts cover all significant engine maintenance activity. We pay for services rendered pursuant to our engine maintenance contracts on an as-incurred basis. The basis on which maintenance expenses are considered incurred is dependent on the nature of the services provided under those engine maintenance contracts:

• contracts under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers. The costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities. These maintenance contracts are referred to as “time and materials” contracts; and

• contracts under which maintenance expenses are payable to the maintenance provider based on hours flown. These maintenance contracts are referred to as “power by the hour” contracts. We accrue a liability and an expense for maintenance under these contracts on the basis of hours flown. These payments are made to maintenance providers when the engines undergo a maintenance shop visit based on an agreed hourly rate. Our “power by the hour” contracts also provide for a relatively small administrative fee that is paid and expensed monthly (this fee represents less than 5% of amounts paid under all of our “power by the hour” contracts considered together).”

Exhibits Index

3. It appears that your current PBTH engine maintenance contracts are material to your operations. However, it does not appear that they have been included in the “Exhibit Index” as documents filed with the Commission. Please file and list the contracts as material exhibits.

     As notified to the Staff on June 3, 2009, the PBTH maintenance contract with GE Engine Service Inc. covers 12 engines, representing 3.9% of engines in the Registrant’s fleet and the PBTH maintenance contract with Pratt & Whitney covers 14 engines, representing 4.5% of engines in the Registrant’s fleet. The Registrant belives that neither of these contracts is material in amount or significance.

     The Registrant also believes that its PBTH maintenance contract with GE Celma Ltda., which covers 52 engines (or 16.9%) of engines in the Registrant’s fleet, is not material in amount or significance because payments under the contract represent a very small percentage of the Registrant’s operating expenses, as described below.

     Overall, total maintenance expenses (including engine maintenance and maintenance of other aircraft systems and parts) represent approximately 6.18% of the Registrant’s total operating expenses. Of this, engine maintenance (including PBTH maintenance contracts) represent approximately 60% of the Registrant’s total maintenance expenses. Of this, the PBTH maintenance contract with GE Celma Ltda. represents approximately 1.4% of the Registrant’s total engine maintenance expenses. As a result, the amounts payable to GE Celma Ltda. pursuant to the PBTH maintenance contract represent less than 2% of the Registrant’s total operating expenses. The Registrant believes that this is not material in amount or significance.

     The Registrant’s management is also of the view that the Registrant is not “substantially dependent” on any of its PBTH maintenance contracts and that, if necessary, the Registrant would readily be able to replace any of its PBTH maintenance contracts without material interruption to its operations.

     Accordingly, the Registrant respectfully requests that the Staff re-consider its determination that any of its PBTH maintenance contracts are material contracts.

     The Registrant also notes that its non-PBTH maintenance contracts (which cover 74.7% of engines in the Registrant’s fleet) have already been publicly filed with the Commission as material contracts.

     Please direct any comments or questions regarding the enclosed materials to the undersigned at 212.878.3250 or to Anand Saha at 212.878.8301.

Sincerely,

/s/ Jonathan Zonis

Jonathan Zonis, Partner